Form 20-F
period 1996-04-30
STIRRUP CREEK GOLD LTD
filed 1997-03-24
CIK 894157

                                   FORM 20-F

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 [ X ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
             THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
 [   ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:
                          -------------------------------
                                       OR
 [   ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to
                               ---------------    ---------------

Commission file number:
                       -----------------------

                            STIRRUP CREEK GOLD LTD.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                            BRITISH COLUMBIA, CANADA
             ------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                              310-1959 152ND STREET
                   SURREY, BRITISH COLUMBIA, CANADA  V4A 9E3
             ------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

Securities registered or to be registered  pursuant to Section 12(g) of the Act:
                           Common Stock, no par value
                           --------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of a recent date: at February 28, 1997, 7,125,201 shares of the issuer's Common Stock were outstanding.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to
such filing requirements for the past 90 days:  Yes        No   X  .
                                                    -----     -----

     Indicate by check mark which financial statement item the registrant has
elected to follow:  Item 17   X    Item 18     .
                            -----         -----

                            STIRRUP CREEK GOLD LTD.
                                   FORM 20-F
                               TABLE OF CONTENTS

NOTE: ALL REFERENCES TO DOLLARS ($) IN THIS FORM 20-F ARE TO CANADIAN DOLLARS
      UNLESS OTHERWISE NOTED.

PART I                                                                      PAGE
------                                                                      ----

Item 1    Description of Business. . . . . . . . . . . . . . . . . . . . . .  3

Item 2    Description of Property. . . . . . . . . . . . . . . . . . . . . .  6

Item 3    Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . .  9

Item 4    Control of Registrant. . . . . . . . . . . . . . . . . . . . . . .  9

Item 5    Nature of Trading Market . . . . . . . . . . . . . . . . . . . . . 10

Item 6    Exchange Controls and Other Limitations Affecting
          Security Holders . . . . . . . . . . . . . . . . . . . . . . . . . 11

Item 7    Taxation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

Item 8    Selected Financial Data. . . . . . . . . . . . . . . . . . . . . . 12

Item 9    Management's Discussion and Analysis of Financial Condition
          and Results of Operations. . . . . . . . . . . . . . . . . . . . . 13

Item 10   Directors and Officers of Registrant . . . . . . . . . . . . . . . 15

Item 11   Compensation of Directors and Officers . . . . . . . . . . . . . . 16

Item 12   Options to Purchase Securities from Registrant or Subsidiaries . . 16

Item 13   Interest of Management in Certain Transactions . . . . . . . . . . 17


PART II
-------

Item 14   Description of Securities to be Registered . . . . . . . . . . . . 18


PART IV
-------

Item 17   Financial Statements . . . . . . . . . . . . . . . . . . . . . . . 18

Item 19   Financial Statements and Exhibits. . . . . . . . . . . . . . . . . 18

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

     (a)  GENERAL DEVELOPMENT OF BUSINESS

     Stirrup Creek Gold Ltd. ("Stirrup Creek" or the "Company") was
incorporated under the British Columbia Company Act on April 21, 1992.   The
Company's principal executive office is 310-1959 152nd Street, Surrey, British Columbia, Canada, V4A 9E3. Its Registered and Records Office is 1600-777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y-1K4. Stirrup Creek is a Vancouver Stock Exchange listed company.

     The Company has been principally engaged in the acquisition and exploration of resource properties and currently holds interests in mineral properties in British Columbia, Canada, Nevada, U.S., and Indonesia. Since the Company is currently in the exploration stage, the Company has not generated revenues from principal operations.

      Larry Reaugh, President and a Director of Stirrup Creek, is President and Director of Verdstone Gold Corporation, a British Columbia corporation ("Verdstone"). Stirrup Creek and Verdstone have other directors and
shareholders in common.   In addition, Mr. Reaugh is a Director of Forefront
Ventures, Ltd. See Item 13. These companies carry on business as mining
exploration and development contractors.   Stirrup Creek is currently engaged
in a separate joint venture agreement with each company. Verde Management is a privately owned corporation controlled by Verdstone, which has been employed under an operating agreement by Stirrup Creek to carry out its administrative and management services. Stirrup Creek has no full time employees.

     Stirrup Creek entered into a joint venture agreement on October 1, 1992 with Verdstone, for an undivided 50% participating interest in a mining lease consisting of three unpatented and two patented lode mining claims covering approximately 94 acres, located in the Kingston Mining District, Nevada (Victorine Mine property). The Company acquired its 50% interest by agreeing to pay 50% of the past and future expenditures on and in connection with the property. The joint venture agreement provides for the dilution of a party's interest in the property for failure to contribute to ongoing expenditures, such that a party's percentage interest in the property is always equivalent to that party's percentage contribution to the expenditures on the property of both parties. In the event that a party's interest is diluted to less than 5%, that party shall have relinquished all interest in the property. Verdstone is appointed under the agreement as the initial operator of the joint venture and, in that capacity, is entitled to receive an amount equal to 5% of allowable costs, as defined therein, as reimbursement for office overhead and general and administrative expenses.
As of April 30, 1996, the Company had expended $290,122 in respect of its joint venture interest, of which $240,068 is attributable to exploration and $50,054 is attributable to lease payments. The joint venture is operated through Verdstone-Stirrup Creek

Minerals, Inc. ("VSC"), a Nevada corporation wholly-owned by the Company and Verdstone, each as to 50%.

     In February, 1997 Verdstone - Stirrup Creek Minerals Ltd. entered into an agreement with New Concept Mining, Inc., a California corporation ("NCM"), for the sale of certain waste dumps at the Victorine Mine which were created by previous mining operations. NCM paid the Company US$1,000 to bind the agreement. Verdstone - Stirrup Creek Minerals Ltd will receive U.S.$8.00 per ton of waste dump material removed from the mining property. The tonnage is not specified but may exceed 20,000 tons. NCM is not affliated with the Company or Verdstone.

     In addition, Stirrup Creek has a 100% interest in 13 unpatented lode mining claims covering approximately 260 acres located in the Cox Canyon Mining District of west-central Nevada ("Revenue Property"). Due to the decreased demand for fluorspar, the major mineral located on the Revenue Property, future exploration may become unwarranted. The Company anticipates that the Revenue Property will be dropped in fiscal year ending April 30, 1997.

      In the fiscal year ending April 30, 1996 Stirrup Creek obtained permission from the government of Indonesia in the form of a Contract of Work ("COW") for exploration of three mining interests located in Indonesia. The Company submitted an application and a deposit of funds to the Indonesian government. After the COWs were granted, the funds were returned to the Company. The Company's Indonesian mining interests consist of two properties located in the Kalimantan area ("Timur Property" and "Brey Property") and additional mining interests located in Irian Jaya, Indonesia ("Puncak").

- On March 26, 1996 Stirrup Creek entered into the Timur Property joint venture with International Silver Ridge Resources Inc. ("International"). To earn a 50% participating interest in the 12,000 acres of mining claims, the Company contributed $41,825 and issued 20,000 shares of the Company's common stock to International. Pursuant to the agreement, Stirrup Creek will be required to pay the first $150,000 toward exploration and development of the property. The Company is the operator of the Timur property.

- Subsequently, on April 18, 1996 Stirrup Creek entered into the Brey Joint Venture with Forefront Ventures, covering 35,000 acres of mining claims in Kalimantan, Indonesia. To earn a 75% participating interest in the joint venture, the Company contributed $10,750 to Forefront and paid US$72,100 for the costs of obtaining the Contract of Work. Stirrup Creek must contribute an additional $250,000 in exploration and development costs to Forefront.

- In addition, Stirrup Creek obtained a 100% interest in mining property located on Irian Jaya, Indonesia ("Puncak Property"). Exploration is expected to begin on the Indonesian properties in early 1997.

     Stirrup Creek entered into a joint venture agreement on April 15, 1996 with Rudolf M. Durfeld for a 50% mining interest in six mineral claims located in Clinton, British Columbia ("Watson Bar Property"). To earn its interest, the Company must pay $300,000 as option payments and up to $1,000,000 in exploration expenditures over a four-year period. The Company has the right to earn an additional 20% interest by expending an additional $1,000,000 on exploration and $300,000 on option payments over 10 years. As of February 28, 1997, approximately $350,000 has been expended on exploration and $25,000 on option payments. Exploration is expected to resume on the property in early 1997.

     (b)  1997 PLAN OF OPERATION

     Stirrup Creek is actively exploring and developing five properties in three geographical regions: Kalimantan and Irian Jaya, Indonesia; Nevada, USA and British Columbia, Canada. These properties are anticipated to be the focus of the Company's efforts for the next few years. To maintain the Company's interest in these properties, the minimum required expenditure levels (the majority of which are for exploration and development of the properties) have been estimated for the following years as:

          Year Ending April 30,              Expenditure
          --------------------               -----------
                  1997                       $  310,000
                  1998                          420,000
                  1999                          395,000
                  2000                          415,000
                  2001                          207,000
                                             ----------
                                             $1,747,000

     The Company's cash balance at April 30, 1996 of $370,938 was considered sufficient to meet its working capital requirements for fiscal 1997. Should the Company require further funds it will have to raise funds by the issue of share capital. Share purchase warrants and director and employee stock options outstanding could provide an additional $695,650 if exercised before their expiry dates. A further source of liquidity exists in the form of the Company's joint venture partners. Two of the Company's three Indonesian projects are joint ventures. Once the Company has earned its interest in these projects, the joint venture partners will share 50% and 25% in the future expenditures and revenues generated by these projects.

     At the Company's fiscal 1996 level of activity administrative and overhead costs for the same five-year period are estimated to aggregate $575,000. The combined requirements for the next five years, for project investment as well as general and administrative expenses, total $2,322,000. The Company will have to fund these costs by issuing share capital or acquiring joint venture partners to share these costs.

     Significant activity in fiscal 1996 included expenditures toward securing Contracts of Work on three prospects in Indonesia. Two of these prospects are the subject of joint venture agreements where the Company is in the process of earning its participating interests. The Company is optimistic that it and its joint venture partners will be able to take development of these prospects to at least a pre-feasibility stage, at which point the project will be vended in whole or in part to a major mining company for development to the production stage.

     (c)  FACTORS WHICH MAY ADVERSELY AFFECT PLAN OF OPERATIONS

     There are a number of risks associated with the exploration for economic deposits of minerals including the possible inability of the Company to obtain sufficient financing in the future, government regulation, fluctuations in the market for precious metals, competition from companies with greater resources, and potential liability for significant uninsured risks. The Company's Revenue Property claims are located within a Federal Wilderness Study Area in the State of Nevada which will affect the development of claims. Title to the Company's mineral properties may be affected by defects which have not been detected. The precise area and location of the Company's properties may be in doubt. The Company's Victorine Mine property requires further exploration and development before a production decision can be reached.

     The Company's operations in Canada, Indonesia and the United States are subject to extensive regulations. To the extent of the Company's mineral interests in Indonesia, its operations and assets are subject to significant political, economic, legal, and other uncertainties. Changes in policies by the Indonesian government resulting in changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, currency devaluations or the expropriation of private enterprise could materially adversely affect the Company. The Company's activities in Indonesia are subject to necessary Contracts of Work and licenses which are subject to administrative review and approval by various national, provincial and local agencies.


ITEM 2.   DESCRIPTION OF PROPERTY

     (a)  REGISTRANT'S INTEREST

     Stirrup Creek holds interests in mineral properties in Kalimantan and Irian Jaya, Indonesia, Nevada, USA and British Columbia, Canada. All work to date has been exploratory in nature. The Company has conducted sufficient exploration to delineate proven and probable ore reserves on the Victorine Mining Interests only. All other properties are without a known body of commercial ore. The following indicates the location and the Company's interest in each of these properties:

Property               Location                   Ownership Interest
--------               --------                   ------------------

Victorine Mine         Nevada, U.S.               50% - Stirrup Creek
                                                  50% - Verdstone Gold

Revenue Property       Nevada, U.S.               100% Stirrup Creek

Watson Bar Property    Clinton, British Columbia  Stirrup Creek has right to
                                                  earn up to 70% Interest

Brey Property          Kalimantan, Indonesia      75% - Stirrup Creek
                                                  25% - Forefront Ventures
Timur Property         Kalimantan, Indonesia      50% - Stirrup Creek
                                                  50% - International

Puncak Property        Irian Jaya, Indonesia      100% - Stirrup Creek


     (b)  GENERAL DESCRIPTION OF EACH PROPERTY

VICTORINE MINE PROPERTY, NEVADA

     As a joint venture with Verdstone, Stirrup Creek owns an undivided 50% interest in and to the Victorine Mine property, comprising three unpatented and two patented lode mining claims covering approximately 94 acres, located in the Kingston Mining District, Nevada. The property is leased from Centerville Gold Partnership of Marion, Ohio, under a Mineral Lease dated August 4, 1992. Centerville Gold Partnership and each of its partners are at arms' length to the Company and Verdstone. The lease is renewable annually for a period not to exceed 88 years by making annual lease payments of US $25,000. The lease also provides for the payment to the lessor of a royalty equivalent to 5% of net smelter returns from operations on the property, which may be credited against the annual lease payments.

     On July 26, 1994, VSC acquired from Tim E. Neal of San Rafael, CA, a 100% interest in 25 mining claim sites, located approximately three miles east of the main property, for total consideration of $12,500. Mr. Neal is not affiliated with the Company or Verdstone.

     Gold and silver-bearing mineralization was first discovered at the Victorine Mine in 1862 and the property has been produced intermittently since that time. Most recently, Nevada Goldfields, Inc. reportedly recovered 78,000 ounces of gold from 1986 to 1989, before ceasing operation. According to a report of P.H. Cowdery, M.B.A., P.Eng., the two most recent operators, U.S. Energy/Crested Corp.(USE/CC) and Nevada Goldfields (NGF) have mined approximately 500,000 tons grading 0.185 opt Au from the deposit.

     Two reports have been prepared on the Victorine Mine property. H.H. Cowdery, M.B.A., P.Eng. of CORE Engineering & Associates has prepared a Mineable Reserve Estimate dated May 1995 (the "Cowdery Report") and J. Douglas Blanchflower, P.Geo., of Minorex Consulting Ltd. has prepared an Exploration Report dated May 18, 1993 and amended May 4, 1995, (the "Blanchflower Report"). Core Engineering & Associates prepared a mineable reserve estimate based upon their previous experience with NGI during and after the latest mining operation on the subject property, the results of a 1992 reverse circulation drilling program, and their representatives' visit to the property in October, 1992. They incorporated information from previous geological works and reserve estimates on the Victorine deposit. The following is summary of the reserve estimates derived from the Summary section of "A Technical Report on the Victorine Gold Project Claim Block" which was prepared for the Company and Verdstone by Mr. Peter H. Cowdery of CORE Engineering & Associates, dated May 1995.

                                 Proven/Probable
                            --------------------------
        Cut-Off Grade       Tons (Short)   Grade (Opt)
        -------------       -----------    -----------
          0.029 opt           793,327        0.162
          0.058 opt           617,147        0.196
          0.088 opt           395,577        0.270
          0.117 opt           315,561        0.313
          0.146 opt           256,268        0.357
          0.175 opt           199,582        0.414

REVENUE PROPERTY, NEVADA

     The Company owns 13 unpatented lode mining claims covering approximately 260 acres located in the Cox Canyon Mining District of west-central Nevada. The property covers the surface and underground workings of the Revenue fluorspar mine which operated intermittently from 1942 to 1957 and reportedly produced 1,900 tons of acid-grade fluorspar. Due to the decreased demand for fluorspar, the Company expects to drop this property as no further work can be warranted for this commodity.

BREY PROPERTY, KALIMANTAN, INDONESIA

     In a joint venture agreement with Forefront Ventures, the Company has the right to acquire a 75% participating interest on 35,000 acres of mining claims located in Kalimantan, Indonesia. Stirrup Creek has paid Forefront $10,750, and an additional US $72,100 for the costs of obtaining the Contract of Work which has been issued by the Indonesian Mines Ministry. Tectonic studies show the Brey Property contains semicircular subsidence zone (Graben structure measuring approximately 16 km x 8 km) in surface dimensions. Exploration began on the property in February 1997. It will include more detailed mapping, soil and stream sediment sampling of the targets identified by the interpretation of radarsat imagery analysis to test for anomalous gold value over relatively large areas of land.

TIMUR PROPERTY, KALIMANTAN, INDONESIA

     In a joint venture with International, Stirrup Creek has the right to acquire a 50% interest in 12,400 acres located in Kalimantan, Indonesia. The Company is the operator of the Timur property. Currently, work is being conducted by IndoGold Exploration Services of Jakarta.

Exploration began on the property in November 1996. Results from the work done in November-December 1996 have shown at least two large areas contain regions with anomalous gold values. Further tests are planned to confirm and expand the data.

IRIAN JAYA, INDONESIA

     The Company has a 100% interest in the Puncak property which consists of 25,640 acres. Exploration will begin on the property in early 1997.

WATSON BAR GOLD PROPERTY, BRITISH COLUMBIA

     In April 1996, the Company entered into a joint venture agreement with Rudolf M. Durfeld whereby the Company can acquire a 50% mining interest in
six mineral claims located in Clinton, British Columbia.   Results in 1996
include a surface trench measuring 200 ft. X 10 ft. averaging .63 opt. gold as well as drill holes ranging from 68 feet of .042 to 12 feet of .764 opt gold contained in an area measuring 200 ft x 500 ft. Exploration is expected to continue on the property in early 1997. Five thousand feet of diamond drilling is planned.

EXPIRED MINERAL INTERESTS

     The two-year mineral interests on the Quartz Creek, Alaska and Sawpit, Alaska properties expired in February, 1996 and December, 1996 respectively. The Company chose not to renew the mineral interests.

ITEM 3.   LEGAL PROCEEDINGS

     To the best knowledge of management, there are no pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

ITEM 4.   CONTROL OF REGISTRANT

     (a) Larry Reaugh, President and a Director of Stirrup Creek, is President and Director of Verdstone Gold Corporation, a British Columbia corporation ("Verdstone"). Stirrup Creek and Verdstone have other directors and shareholders in common. In addition, Mr. Reaugh is a Director of Forefront Ventures, Ltd. See Item 13. These companies carry on business as mining exploration and development contractors. Stirrup Creek is currently engaged in a separate joint venture agreement with each company. Verde Management is a privately owned corporation controlled by Verdstone, which has been employed under an operating agreement by Stirrup Creek to carry out its administrative and management services. Except as described above, the Company, to the best of its knowledge, is neither directly nor indirectly owned or controlled by another corporation or any foreign government.

     (b) The following table sets forth certain information regarding the ownership of the Company's Common Shares as of February 28, 1997 by: (i) each person who beneficially owns more than 10% of the Registrant's Common Shares; and (ii) all directors and officers as a group.


Title of Class                  Identity of Person or Group   Amount owned   Percent of Class
--------------                  ---------------------------   ------------   ----------------
Common Shares, no par value     Larry W. Reaugh                  968,076          13.59%

Common Shares, no par value     All directors and officers     1,869,132          26.23%
                                as a group (four persons)

----------------------

     (c) Currently, 750,000 shares are held in escrow by Montreal Trust Company of Canada. The shares were escrowed pursuant to an agreement dated August 15, 1994 imposed in connection with an initial public offering conducted in British Columbia. The escrow restrictions contained in the agreement provide that the shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Issuer, its transfer agent, or escrow holder make any transfer or record any trading of the shares without the consent of the Superintendent of Brokers for British Columbia (the "Superintendent") or, while the shares are listed on the Exchange, the consent of the Exchange.

     The Superintendent or Exchange may permit the release of all or a portion of the escrow shares based, among other things, upon the amount of exploration expenditures incurred by the Company on its mineral properties. Any shares not released at the expiration of ten years from the Effective Date will be automatically canceled.

ITEM 5.   NATURE OF TRADING MARKET

     The Company is a Vancouver Stock Exchange listed company. The Company's Common Shares trade under the symbol SGU.V.

     The following table sets forth the quarterly high and low sales prices of the Company's Common Shares on the Vancouver Stock Exchange. All prices are shown in Canadian dollars.

Fiscal 1996:                                  High      Low
------------                                 -----     -----
     3rd Quarter (11/21/95 - 1/31/96)*       $0.47     $0.35
     4th Quarter (02/01/96 - 04/30/96)       $1.25     $0.43

Fiscal 1997:
------------
     1st Quarter (05/01/96 - 07/31/96)       $1.58     $0.98
     2nd Quarter (08/01/96 - 10/31/96)       $1.14     $0.60
     3rd Quarter (11/01/96 - 1/31/97)        $1.17     $0.66
     4th Quarter (02/01/97 - 2/28/97)        $1.72     $1.01

----------------------

* The Company was accepted for filing by the Vancouver Stock Exchange on November 21, 1995.

     As of February 28, 1997, the Company had 7,125,201 outstanding shares of Common Stock, and approximately 39 record shareholders. As that date, approximately 30.77% of the outstanding Common Shares were held in the United States and there were approximately 12 record holders of the Common Shares in the United States.

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     (a) There are no governmental laws, decrees or regulations in Canada restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to holders of the Company's securities who are nonresidents of Canada, except for tax treaties governing withholding taxes which exist between Canada and various countries.

     (b) There are no limitations relating only to nonresidents under Canadian law or the Company's Memorandum of Incorporation on the right to be a registered holder of and to vote the Company's Common Shares.

ITEM 7.   TAXATION

     The Company has not declared dividends on its Common Shares in the two most recent fiscal years.

     The Canadian Income Tax Act (the "Tax Act") provides in subsection 212(2) that dividends paid or deemed to be paid by a Canadian resident company to a nonresident person shall be subject to a nonresident withholding tax of 25 percent of the gross amount of the dividend. Subject to certain exceptions, paragraph 212(1)(b) of the Tax Act similarly imposes a 25 percent withholding tax of the gross amount of interest paid by a Canadian resident to a nonresident person.

     Subsection 115(1) and Subsection 2(3) of the Tax Act provide that a nonresident person is subject to tax at the rates generally applicable to persons resident in Canada on any "Taxable capital gain" arising on the disposition of shares of a Canadian public corporation if:

     (i) such nonresident, together with persons with whom he does not deal at arms' length, has held 25% or more of the outstanding shares of any class of stock of the corporation at any time during the five years preceding such disposition; or

     (ii) the shares disposed of were used by such nonresident in carrying on a business in Canada.

     Provisions in the Tax Act relating to dividend and interest payments by Canadian residents to persons resident in the United States are subject to the 1980 Canada - United States Income Tax Convention (the "1980 Convention"). Article X of the 1980 Convention provides that the rate of nonresident withholding tax on dividends shall not exceed 10 percent of the gross amount of the dividends where the nonresident who is the beneficial owner of the shares is a corporation which owns at least 10 percent of the voting stock of the corporation paying the dividend. In other cases, the rate of nonresident withholding tax shall not exceed 15 percent.

     Article XI of the 1980 Convention provides that the rate of nonresident withholding tax on interest shall not generally exceed 15 percent of the gross amount of the interest.

     The reduced rates of nonresident withholding relating to dividends and interest provided by the 1980 Convention do not apply if the recipient carries on business or provides independent personal services through a permanent establishment situated in Canada, and the shareholding or debt claim is effectively connected with that permanent establishment. In that case, the dividends and interest as the case may be, are subject to tax at the rates generally applicable to persons resident in Canada.

     Article XIII of the 1980 Convention provides that gains realized by a United States resident on the sale of shares such as those of the Company may be taxed only in the United States.

     Except as described above, there are no government laws, decrees, regulations or treaties that materially restrict the export or import of capital, including foreign exchange controls, or which impose taxes, including withholding provisions, to which United States shareholders of the Company are subject.

ITEM 8.   SELECTED FINANCIAL DATA

     CURRENCY MATTERS

     Dollar amounts set forth in this registration statement are expressed in Canadian Dollars unless otherwise indicated. The following table sets forth the exchange rates for one U.S. dollar expressed in terms of one Canadian dollar for the past four calendar years.

     Year     Average        Low-High         Year End
     ----     -------     ---------------     --------
     1992     1.2083      1.1401 - 1.2938      1.2709
     1993     1.2890      1.2400 - 1.3484      1.3217
     1994     1.3659      1.3085 - 1.4090      1.4018
     1995     1.3771      1.3275 - 1.4267      1.3640

     The noon rate of exchange on December 31, 1996, reported by the Bank of Canada, Vancouver, British Columbia, Canada for the conversion of Canadian dollars into United States dollars was Cdn. $1.3922 (U.S. $1.00 = Cdn. $0.74).

SELECTED FINANCIAL DATA

                            STIRRUP CREEK GOLD LTD.

                             AS OF APRIL 30,        AS OF OCTOBER 31,
                          ---------------------   ---------------------
                            1995        1996        1995        1996
                          --------   ----------   --------   ----------
Total assets              $306,333   $1,016,312   $338,753   $1,213,671
Long-term obligations     $100,888      $72,909   $177,795     $198,469

                                                                                                   SIX- MONTH
                         FOR THE PERIOD                                                           PERIOD ENDED
                       FROM INCEPTION ON                 YEAR ENDED APRIL 30                       OCTOBER 31
                        APRIL 21, 1992                  --------------------                 ----------------------
                       TO APRIL 30, 1992     1993         1994        1995         1996         1995         1996
                       --------------------------------------------------------------------------------------------
Revenue                    $     --        $     --     $     --    $     --    $      --    $      --    $      --
Operating Interest
  Income                                   $      6     $     45    $     38    $   5,186    $      22    $   2,674
Net income (loss)          $ (1,500)       $(69,287)    $(85,148)   $(94,695)   $(119,399)   $ (44,487)   $(184,201)
Net income (loss)
  per share                $ (1,500)       $   (.16)    $   (.05)   $   (.04)   $    (.04)   $    (.02)   $    (.04)
Dividends paid             $     --        $     --     $     --    $     --    $      --    $      --    $      --

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Stirrup Creek Gold Ltd. ("the Company") was incorporated in 1992 as a mining company. In fiscal 1996, the Company conducted a public offering in Vancouver, British Columbia, Canada whereby 1,500,000 units consisting of one share of the Company's common stock and one warrant to purchase one share of common stock were sold for $0.40 per unit. The Company received $540,000 net proceeds from the public offering.

LIQUIDITY AND CAPITAL RESOURCES

APRIL 30, 1996

     At April 30, 1996, the Company had a positive working capital position of $363,608, compared with a negative $98,553 as of April 30, 1995 and near-zero levels for the three previous fiscal years ended April 30. The net increase is a result of the cash provided by the Company's Initial Public Offering upon commencement of trading in the Company's shares on the Vancouver Stock Exchange in November of 1995.

     The Company's cash balance at April 30, 1996 of $370,938 was considered sufficient to meet its working capital requirements for the upcoming year. Should the Company require further funds it will have to raise funds by the issue of share capital. Share purchase warrants and director and employee stock options outstanding could provide an additional $1,566,550 if exercised before their expiry dates.

     A further source of liquidity exists in the form of the Company's joint venture partners. Two of the Company's three Indonesian projects are joint ventures. Once the Company has earned its interest in these projects, the joint venture partners will share 50% and 25% in the future expenditures and revenues generated by these projects. The Company's Victorine property in Nevada, USA is a joint venture with costs borne equally by the Company and its joint venture partner.

OCTOBER 31, 1996

     At October 31, 1996, the Company's working capital position was a negative $77,303 compared with a positive $363,608 as of April 30, 1996. The net decrease is primarily the result of investment by the Company in exploration and development in its mineral properties. During the period the Company's expenditures on the Watson Bar (British Columbia) property and the Indonesian properties were $226,160 and $129,530 respectively.

     The Company funded this working capital shortfall by the issue of share capital. During the six months ended October 31, 1996 the Company has received $190,600 from the sale of 278,334 units, consisting of one share of common stock and one warrant to purchase an additional share. Further, the Company received $46,400 from the exercise of 101,250 options and warrants to purchase shares exercisable from $0.40 to $0.58 per share. Share purchase warrants and director and employee stock options outstanding as of October 31, 1996 could provide an additional $777,650 if exercised prior to their expiry dates.

     Subsequent to October 31, 1996 in January, 1997 the exercise of some of these stock purchase warrants and director and employee options have raised Canadian $447,333 and US $100,349. In November, 1996, the Company conducted a private placement of 416,667 units at a price of $0.72 per unit to realize total proceeds of $300,000. In February, 1997 the Company conducted a private placement of 300,000 units at a price of $0.80 per unit to realize total proceeds of $240,000. Each unit is comprised of one share of the Company's common stock and a warrant to purchase an additional share.

RESULTS OF OPERATIONS

     The Company's level of activities for the years 1993 and 1994 were similar, except for salary costs, as the Company was at a private stage and had not yet raised its funding from its initial public offering. Salary costs had increased in 1994 over 1993 by 68% as the company had been anticipating an increased level of activity due to its impending public financing.

     During 1995 the Company had not yet arranged its public financing and accordingly reduced salaries by $36,000, from $40,554 (1994) to $4,500 (1995) in order to reduce costs and incurred only expenditures required in order to complete its initial public offering. Professional fees increased in 1995 by $43,932 (24%) over 1994 and trust and filing fees increased by $16,066 from $167 (1993) which reflected the expenditures necessary to complete its public offering, and list its shares on the Vancouver Stock Exchange (VSE).

     The Company attained its listing on the VSE in June 1995 and the resultant activity increased administrative costs by $29,852 from $94,733
(1994) to $124,585 (1995).

     The most significant cost increases were an additional $27,425 in shareholder communication costs ($0 for 1994). Salaries and benefits increased by $15,659 to $20,159 from $4,500 (1993) and office and sundry costs increased by $14,643 to $17,035 from $2,392 in 1995. Professional fees declined $12,941 from $62,043 (1995) to $49,102 (1996) and trust and filing fees declined $11,054 from $16,203 (1995) to $5,145 (1996).  During 1995 costs had been heavy due to the initial public offering and subsequent to listing the resultant expenditures declined.

MINERAL PROPERTY EXPENDITURES

     The Company commenced activities in 1993 by acquiring an interest in the Victorine property and expended $130,249 in acquiring it. The balance of the funds of $24,450 was expended on the Revenue property and Sawpit properties. In 1994 the Company spent $17,755 on Quartz Creek and the Sawpit property acquisitions and spent almost all of the exploration costs of $84,854 on the Victorine property.

     In 1995 mineral property expenditures declined to $41,061 because the
Company's initial public offering had not been completed.   In 1996, the
Sawpit and Quartz Creek properties were dropped. In 1996 upon the completion of its public funding, the Company acquired the Brey and Puncak properties in Indonesia and expended approximately $250,000 on them; the balance of mineral property expenditures of approximately $66,000 was spent on the Victorine property.

     Annual loss per share calculated for the periods from inception on April 21, 1992 to April 30, 1996 have limited information value as the Company had not attained a consistent level of operations.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

     (a)  Identification of Directors and Executive Officers.

     The Registrant's directors are elected at annual shareholders' meetings for a one-year term and until their successors have been selected and shall
have been qualified.   Executive officers are elected or reelected at the
annual meeting of the Board of Directors for a term of one year and until their respective successors are elected and qualified. The current directors and executive officers of the Company are identified below.

                              Positions held
          Name                with Registrant
          ----                ----------------

          Larry W. Reaugh     Director since April 21, 1992
                              President and Chief Financial Officer
                              since April 21, 1992

          Ronald Morehead     Director since April 25, 1992

          Leanne M. Reaugh    Director since April 25, 1994
                              Secretary since May 1, 1995

          John W. Fisher      Director since November 9, 1994

          Elston Johnston     Director since March 1, 1996

          Dr. Garth Dorman    Director since June 21, 1996

     (b)  Family Relationships.

     Larry W. Reaugh, director and the Company's president, is the husband of Leanne M. Reaugh, a director and secretary of the Company. There are no additional family relationships among any of the Registrant's executive officers and directors.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     (a) During the fiscal year ended April 30, 1996 the directors and executive officers of the Registrant and its subsidiaries received an aggregate of $17,718 in compensation for services to the Registrant and its subsidiaries during fiscal 1996.

     (b) During the fiscal year ended April 30,1996, no funds were set aside or accrued by the Registrant or its subsidiaries to provide pension, retirement or similar benefits for directors and officers of the Registrant pursuant to any plan.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     As of February 28, 1997, the Company had outstanding options and warrants exercisable to purchase an aggregate of 2,121,501 Common Shares exercisable as follows:

     No. of shares underlying
       options and warrants      Exercise price per share   Expiration Date
     ------------------------    ------------------------   ---------------

             225,000                      $0.40             July 29, 1999
             300,000                      $0.48             March 22, 1998
              70,000                      $0.58             April 22, 1998
             208,334                      $0.72             October 11, 1998
             416,667                      $0.72             November 22, 1998
             300,000                      $0.80             January 31, 1999
              75,500                      $0.90             September 24, 1998
             486,000                      $1.00             January 6, 2000
              40,000                      $1.20             June 21, 1999

     Included in the above table are options held by officers and directors of the Company to purchase an aggregate of 751,000 Common Shares exercisable as follows: 225,000 options exercisable through July 29, 1999 at $0.40 per share; 40,000 options exercisable through June 21, 1999 at $1.20 per share; and 486,000 options exercisable through January 6, 2000 at $1.00 per share. 523,749 Warrants were held by officers or directors of the Company at February 28, 1997.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     (a)  Transactions with management and others.

     None of the directors or officers of the Company, nor any person who beneficially owns, directly or indirectly, 10% or more of the outstanding Common Shares of the Company, nor any relative, associate or affiliate of the foregoing persons, has had or has any material interest, direct or indirect, in any transactions to which the Company or any of its subsidiaries was or is to be a party during the Company's last three fiscal years, or in any proposed transactions, except as follows:

     (i) Larry Reaugh, Leanne Reaugh, John Fisher and Ronald Morehead are Directors and shareholders of Stirrup Creek and Verdstone. The common directors do not own more than 10% of the outstanding shares of Verdstone. The Company and Verdstone operate the Victorine Joint Venture.

     (ii) Larry Reaugh, a Director and President of Stirrup Creek, is also a Director of Forefront Ventures. The Company and Forefront Ventures are involved in the Brey Joint Venture.

     (iii) Because Mr. Reaugh is a Director of the Company, Verdstone and Forefront Ventures, as well as an officer and shareholder of the Company and Verdstone, and because each company conducts exploration and development work on its own, opportunities for conflict of interest among these companies may arise with respect to allocation of resources, efforts and expenses. Stirrup Creek believes that its arrangements with the Verdstone Group are at least as favorable to Stirrup Creek as could be obtained from unrelated parties having similar capability.

     (b)    Indebtedness of management.

     The President and employees and related companies owe the Company $24,122 at April 30, 1996 and the Company owes Verdstone $17,864. Amounts due to and from related parties are unsecured, non-interest bearing and have no specific terms for repayment, except for $7,200 which is secured by promissory notes.


                                    PART II

ITEM 14.    DESCRIPTION OF SECURITIES TO BE REGISTERED

     The Company is authorized to issue 20,000,000 Common Shares, no par value.

     Holders of the Company's Common Shares are entitled to receive dividends as, if and when declared by the Board of Directors from funds legally available therefor. Management does not intend to declare dividends in the foreseeable future, since earnings, if any, will be retained by the Company to fund its operations. Holders of Common Shares are entitled to one vote per share on all matters submitted to shareholder vote. Upon any liquidation or dissolution of the Company, holders of Common Shares will participate equally in such assets of the Company as are distributable to the holders of Common Shares upon winding up or liquidation of the Company. Holders of Common Shares have no preemptive right to subscribe for or purchase additional shares and no right to convert Common Shares to any other class of securities (of which none is authorized.) Once the subscription price for Common Shares has been received by the Company, the Common Shares are not subject to further calls or assessments.


                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

          Financial statements follow the signature page and are listed in
Item 19(a).

ITEM 18.  FINANCIAL STATEMENTS.  See Item 17.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a) The following financial statements are filed as a part of this registration statement:

          INDEPENDENT AUDITOR'S REPORT
          Balance Sheets - April 30, 1995 and 1996
          Statements of Loss and Deficit - Period from Inception to April 30,
            1992 and for the Years Ended April 30, 1993, 1994, 1995, and 1996
          Statements of Cash Flows - Period from Inception to April 30, 1992 and for the Years Ended April 30, 1993, 1994, 1995, and 1996
          Statements of Mineral Property Costs - Period from Inception to
            April 30, 1992 and for the Years Ended April 30, 1993, 1994,
            1995, and 1996
          Notes to the Financial Statements

          UNAUDITED FINANCIAL STATEMENTS
          Balance Sheets - October 31, 1995 and 1996
          Statement of Loss and Deficit - For the Six Month Period Ended
            October 31, 1995 and 1996
          Statement of Cash Flows - For the Six Month Period
            Ended October 31, 1995 and 1996
          Statement of Mineral Property Costs - for the Six Month Period
            Ended October 31, 1995 and 1996.
          Supplementary Information to Unaudited Financial Statements.

     (b) The following exhibits are filed as part of this registration statement:

          Exhibit No. 1.1     Memorandum of Incorporation as currently in effect
                              (corresponding to Articles of Incorporation)

          Exhibit No. 1.2     Articles as currently in effect (corresponding to
                              Bylaws)

          Exhibit No. 3.1     Joint Venture Agreement respecting the Victorine
                              Mine Property, Nevada dated October 1, 1992

          Exhibit No. 3.2     Acquisition Agreement respecting the 25 mill site
                              claims located in proximity to the Victorine Mine
                              Property, Nevada, dated July 26, 1994

          Exhibit No. 3.3     Acquisition Agreement respecting the Quartz Creek
                              Property, Alaska, dated October 15, 1993

          Exhibit No. 3.4     Acquisition Agreement respecting the Revenue
                              Property, Nevada, dated July 10, 1992

          Exhibit No. 3.5     Management Services Agreement dated July 19, 1994

          Exhibit No. 3.6     Incentive Stock Option Agreements dated July 29,
                              1994

          Exhibit No. 3.7     Escrow Agreement dated August 15, 1994

          Exhibit No. 3.8     Acquisition Agreement respecting the Watson Bar
                              Property, British Columbia dated April 15, 1996

          Exhibit No. 3.9     Joint Venture Agreement respecting the Brey
                              Property, Indonesia dated April 18, 1996

          Exhibit No. 3.10    Joint Venture Agreement respecting the Timur
                              Property, Indonesia dated March 26, 1996

          Exhibit No. 4.1     Purchase Agreement respecting the waste dumps at
                              Victorine Mine dated January 31, 1997

          Exhibit No. 99.1    Consent of J. Douglas Blanchflower, P. Geo. of
                              Minorex Consulting Ltd.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

                                       STIRRUP CREEK GOLD, LTD.


                                       /s/ Larry W. Reaugh
                                       -------------------------------
                                       Larry W. Reaugh, President

                             STIRRUP CREEK GOLD LTD.
                          (A Development Stage Company)
                              FINANCIAL STATEMENTS

                                 APRIL 30, 1996
                                 APRIL 30, 1995
                         (Expressed in Canadian dollars)

                                  [LETTERHEAD]



AUDITORS' REPORT

To the Shareholders of Stirrup Creek Gold Ltd.

We have audited the balance sheets of Stirrup Creek Gold Ltd. as at April 30, 1996 and 1995 and the statements of loss and deficit, cash flows and mineral property costs for the period from inception to April 30, 1992 and for each of the years in the four year period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 1996 and 1995 and the results of its operations and its cash flows for the period from inception to April 30, 1992 and for each of the years in the four year period ended April 30, 1996 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.


/s/  DE VISSER & CO.
-----------------------------
CHARTERED ACCOUNTANTS

Vancouver, B.C.
July 16, 1996



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Our report to the shareholders dated July 16, 1996 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.





/s/  DE VISSER & CO.
-----------------------------

CHARTERED ACCOUNTANTS

Vancouver, B.C.
July 16, 1996

                             STIRRUP CREEK GOLD LTD.
                          (A Development Stage Company)
                           BALANCE SHEETS AT APRIL 30,
                         (Expressed in Canadian dollars)

                                                    1996            1995
                                                  ---------        -------
                                                      $                $

                                   A S S E T S

CURRENT

Cash                                                370,938             54
Accounts receivable                                     857          2,281
Due from related parties (note 3)                    24,122              -
                                                  ---------        -------

Total current assets                                395,917          2,335

RECLAMATION BOND                                      5,629          5,629
MINERAL PROPERTIES (see Statement) (note 4)         614,766        298,369
                                                  ---------        -------

                                                  1,016,312        306,333
                                                  ---------        -------
                                                  ---------        -------

                             L I A B I L I T I E S

CURRENT

Accounts payable                                     14,445         83,925
Due to related parties (note 3)                      17,864         16,963
                                                  ---------        -------

Total current liabilities                            32,309        100,888

LIABILITY TO ISSUE SHARES (note 12)                  40,600              -
                                                  ---------        -------

                                                     72,909        100,888
                                                  ---------        -------

                      S H A R E H O L D E R S'  E Q U I T Y

SHARE CAPITAL (note 5)                            1,313,432        456,075
  Authorized:  20,000,000 shares no par value
  Issued:  4,865,550 shares (1995 - 2,544,300)
DEFICIT ACCUMULATED DURING THE
THE DEVELOPMENT STAGE                              (370,029)      (250,630)
                                                  ---------        -------

                                                    943,403        205,445
                                                  ---------        -------

                                                  1,016,312        306,333
                                                  ---------        -------
                                                  ---------        -------

APPROVED BY THE DIRECTORS:


/s/  [NAME ILLEGIBLE]                      /s/  [NAME ILLEGIBLE]
-----------------------------------        ----------------------------------



               See accompanying notes to the financial statements

                             STIRRUP CREEK GOLD LTD.
                          (A Development Stage Company)
                         STATEMENTS OF LOSS AND DEFICIT
                         (Expressed in Canadian dollars)

                                                                                                                    For the
                                                                                                                   period from
                                                                                                                  inception on
                                             Cumulative                  For the years ended April 30,           April 21, 1992
                                               since       ---------------------------------------------------    to April 30,
                                             inception       1996          1995          1994          1993           1992
                                             ----------    ---------     ---------     ---------     ---------    -------------
                                                  $            $             $             $             $             $

INTEREST INCOME                                  5,275         5,186            38            45             6             -
                                              --------     ---------     ---------     ---------     ---------    ----------

EXPENSES

Professional fees                              139,497        49,102        62,043        18,111        10,241             -
Shareholder communication                       27,425        27,425             -             -             -             -
Foreign exchange loss                           12,084         3,321           595         5,114         3,054             -
Office and sundry                               32,832        17,035         2,392         3,277        10,128             -
Property investigations                          4,056             -             -             -         4,056             -
Rent                                            43,798         2,398         9,000        18,000        14,400             -
Travel                                           1,919             -             -             -         1,919             -
Trust and filing fees                           21,485         5,145        16,203           137             -             -
Salaries and benefits                           90,713        20,159         4,500        40,554        24,000         1,500
Loss on disposal of capital assets               1,495             -             -             -         1,495             -
                                              --------     ---------     ---------     ---------     ---------    ----------

                                               375,304       124,585        94,733        85,193        69,293         1,500
                                              --------     ---------     ---------     ---------     ---------    ----------


NET LOSS FOR THE YEAR                         (370,029)     (119,399)      (94,695)      (85,148)      (69,287)       (1,500)

DEFICIT - BEGINNING OF YEAR                                 (250,630)     (155,935)      (70,787)       (1,500)            -
                                              --------     ---------     ---------     ---------     ---------    ----------


DEFICIT - END OF YEAR                         (370,029)     (370,029)     (250,630)     (155,935)      (70,787)       (1,500)
                                              --------     ---------     ---------     ---------     ---------    ----------
                                              --------     ---------     ---------     ---------     ---------    ----------
LOSS PER SHARE (note 6)                                    $   (0.04)    $   (0.04)    $   (0.05)    $   (0.16)   $(1,500.00)
                                                           ---------     ---------     ---------     ---------    ----------
                                                           ---------     ---------     ---------     ---------    ----------
WEIGHTED-AVERAGE NUMBER OF
 SHARES OUTSTANDING                                        3,399,358     2,526,152     1,679,223       443,072             1
                                                           ---------     ---------     ---------     ---------    ----------
                                                           ---------     ---------     ---------     ---------    ----------








               See accompanying notes to the financial statements

                             STIRRUP CREEK GOLD LTD.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
                         (Expressed in Canadian dollars)

                                                                                                                    For the
                                                                                                                   period from
                                                                                                                  inception on
                                             Cumulative                  For the years ended April 30,           April 21, 1992
                                               since       ---------------------------------------------------    to April 30,
                                             inception       1996          1995          1994          1993           1992
                                             ----------    ---------     ---------     ---------     ---------    -------------
                                                  $            $             $             $             $             $

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES

Net loss for the year                         (370,029)     (119,399)      (94,695)      (85,148)      (69,287)       (1,500)
Adjustments to reconcile net loss to
 cash provided by (used for) operating
 activities
  Loss on disposal of capital assets             1,495             -             -             -         1,495             -
  Goods and services tax receivable               (857)        1,424          (456)         (637)       (1,188)            -
  Due from related parties                     (24,122)      (24,122)       20,226        10,046       (30,272)            -
  Subscriptions receivable                           -             -        11,776       (11,776)            -             -
  Accounts payable                              14,445       (69,480)       62,297        (5,582)       27,210             -
  Due to related parties                        17,864           901        16,619       (15,656)       14,500         1,500
                                             ---------      --------       -------      --------      --------        ------

Net cash provided by (used
for) operating activities                     (361,204)     (210,676)       15,767      (108,753)      (57,542)            -
                                             ---------      --------       -------      --------      --------        ------

INVESTING ACTIVITIES
Reclamation bond                                (5,629)            -        (3,405)            -        (2,224)            -
Mineral property expenditures                 (614,766)     (316,397)      (41,061)     (102,609)     (154,699)            -
Purchase of capital assets                      (1,495)            -             -             -        (1,495)            -
                                             ---------      --------       -------      --------      --------        ------

Net cash used for
investing activities                          (621,890)     (316,397)      (44,466)     (102,609)     (158,418)            -
                                             ---------      --------       -------      --------      --------        ------

FINANCING ACTIVITIES
Issue of share capital                       1,313,432       857,357        18,000       216,538       221,536             1
Share subscriptions received                    40,600        40,600             -             -             -             -
                                             ---------      --------       -------      --------      --------        ------

Net cash provided by
financing activities                         1,354,032       897,957        18,000       216,538       221,536             1
                                             ---------      --------       -------      --------      --------        ------

INCREASE (DECREASE) IN CASH                    370,938       370,884       (10,699)        5,176         5,576             1

CASH - BEGINNING OF YEAR                                          54        10,753         5,577             1             -
                                             ---------      --------       -------      --------      --------        ------

CASH - END OF YEAR                             370,938       370,938            54        10,753         5,577             1
                                             ---------      --------       -------      --------      --------        ------
                                             ---------      --------       -------      --------      --------        ------

SUPPLEMENTAL INFORMATION:
Shares issued for non-cash
consideration - share issue costs               12,000        12,000             -             -             -             -
                                             ---------      --------       -------      --------      --------        ------
                                             ---------      --------       -------      --------      --------        ------




               See accompanying notes to the financial statements

                             STIRRUP CREEK GOLD LTD.
                          (A Development Stage Company)
                      STATEMENTS OF MINERAL PROPERTY COSTS
                         (Expressed in Canadian dollars)


                                                                                                                   For the
                                                                                                                 period from
                                                                                                                inception on
                                                                      For the years ended April 30,            April 21, 1992
                                             Cumulative   ----------------------------------------------------  to April 30,
                                          since inception     1996          1995          1994          1993         1992
                                                 $              $             $             $             $            $
                                            ----------    ----------    ----------    ----------    ----------    ----------
DEFERRED ACQUISITION COSTS                     322,887       277,900         6,250        17,755        20,982             -
                                            ----------    ----------    ----------    ----------    ----------    ----------
DEFERRED EXPLORATION AND
 DEVELOPMENT COSTS

Advance royalty payments                        50,054        17,000        17,280        15,774             -             -
Assays                                          16,927           167         3,965        11,984           811             -
Camp and supplies                               19,618             -        10,038         3,041         6,539             -
Travel and accommodation                        13,093         1,631             -         7,662         3,800             -
Drilling                                        44,150             -             -        44,150             -             -
Equipment rentals and maintenance                2,092             -             -           (29)        2,121             -
Geological and geophysical                     140,826        14,580         3,528         2,272       120,446             -
Property maintenance fees                        5,119         5,119             -             -             -             -
                                            ----------    ----------    ----------    ----------    ----------    ----------
DEFERRED EXPLORATION AND DEVELOPMENT
COSTS INCURRED DURING THE YEAR                 291,879        38,497        34,811        84,854       133,717             -
                                            ----------    ----------    ----------    ----------    ----------    ----------
MINERAL PROPERTY COSTS INCURRED
DURING THE YEAR                                              316,397        41,061       102,609       154,699             -

MINERAL PROPERTY COSTS - BEGINNING
OF YEAR                                                      298,369       257,308       154,699             -             -
                                            ----------    ----------    ----------    ----------    ----------    ----------
MINERAL PROPERTY COSTS - END
OF YEAR                                        614,766       614,766       298,369       257,308       154,699             -
                                            ----------    ----------    ----------    ----------    ----------    ----------
                                            ----------    ----------    ----------    ----------    ----------    ----------

               See accompanying notes to the financial statements

                             STIRRUP CREEK GOLD LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 APRIL 30, 1996
                         (Expressed in Canadian dollars)

1.   NATURE OF OPERATIONS

     The Company was incorporated under the Company Act (British Columbia) on April 21, 1992 and is involved in the acquisition, exploration and development of mineral properties and is currently in the exploratory stage of development of its mineral properties.

     The underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     FINANCIAL STATEMENT PRESENTATION

     These financial statements are presented in accordance with generally accepted accounting principles applicable in Canada and have been reconciled to generally accepted accounting principles in the United States as disclosed in note 8.

     MINERAL PROPERTIES AND DEFERRED COSTS

     The cost of mineral properties and related exploration costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold, allowed to lapse, or abandoned.

     Cost includes the cash consideration, advance royalties and the fair market value of shares as they are issued, if any, on the acquisition of mineral properties. Properties acquired under option agreements whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The recorded costs of mineral claims and deferred exploration and development costs represent costs incurred and are not intended to reflect present or future values. The ultimate recovery of such capitalized costs is dependent upon the discovery and development of economic ore reserves or the sale of mineral rights.

     The Company has entered into agreements with respect to several of its properties and is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on these properties.

     TRANSLATION OF FOREIGN CURRENCY

     The accounts of foreign operations are translated into Canadian dollars as follows: monetary assets and liabilities at the rate of exchange prevailing at the balance sheet date; other assets and liabilities at their applicable historical exchange rates; revenues and expenses at the rate of exchange when incurred except for non-monetary expenses which are at the rates used for the translation of the related assets; foreign exchange translation gains and losses are included in earnings in the period in which they were incurred.

     SHARE CAPITAL

     Costs incurred to issue shares are deducted from share capital.

3.   RELATED PARTY TRANSACTIONS

     The Company has directors in common with Verdstone Gold Corporation ("Verdstone"). The Company and Verdstone operate the Victorine Joint Venture and Verdstone holds a 51% beneficial interest in the Quartz Creek Property.

     The Company also has a director in common with Forefront Ventures Ltd. ("Forefront"). The Company and Forefront operate the Brey Joint Venture. After earn-in, the Company will hold a 75% interest in the property.

     The President, employees and related companies owe the Company $24,122 at April 30, 1996 and the Company owes Verdstone $17,864 (1995 - $344).

     Amounts due to and from related parties are unsecured, non-interest bearing, and have no specific terms for repayment except for $7,200 which is secured by promissory notes.

     Refer to note 4.

4.   MINERAL PROPERTIES

     ALASKA, U.S.A.
     CIRCLE MINING DISTRICT

     QUARTZ CREEK PROPERTY

     The Company has a 29% beneficial interest in 92 prospecting sites.

     NEVADA, U.S.A.

     VICTORINE JOINT VENTURE
     BUNKER HILL MINING DISTRICT
     LANDER COUNTY

     The Company has a joint venture agreement with Verdstone whereby the Company has a 50% participating interest in a mining lease consisting of two patented and three unpatented mining claims. The lease requires annual payments of U.S.$25,000.

     The property is subject to a 5% net smelter returns (NSR) royalty which is to be credited against the annual lease payments. The NSR royalty may only be credited to each year's payment and cannot be applied cumulatively.

     The initial lease commenced August 4, 1992 and can be extended for any number of successive one year periods not to exceed 88 years.

     The Company also has a 50% interest in 25 patented mill site claims.

     REVENUE PROPERTY
     COX CANYON MINING DISTRICT
     CHURCHILL COUNTY

     The Company has a 100% interest in 13 unpatented mining claims.

     KALIMANTAN, INDONESIA

     BREY JOINT VENTURE

     The Company entered into a joint venture agreement with Forefront on April 18, 1996, whereby the Company can acquire a 75% participating interest in a Contract of Work covering 14,420 hectares of mining claims.

     To earn its interest under the joint venture agreement, the Company is required to:

     i)   pay Forefront $10,750 (paid subsequent to the statement date);
     ii) pay the costs of acquiring the property, including US$72,100 for the Contract of Work (paid); and
     iii) pay the first $250,000 towards exploration and development of the property.

     A finder's fee is payable, subject to regulatory acceptance, equal to 10% of all payments and expenditures made and to be made by the Company under the Brey Joint Venture agreement.

     Refer to note 3.

     TIMUR JOINT VENTURE

     The Company entered into a joint venture agreement with International Silver Ridge Resources Inc. ("International") on March 26, 1996, whereby the Company can acquire a 50% participating interest in a Contract of Work covering 5,023 hectares of mining claims.

     To earn its interest in the property, the Company is required to:

     i)   pay International $41,825;
     ii) issue to International 20,000 common shares of the Company (issued subsequent to the statement date); and
     iii) pay the first $150,000 towards exploration and development of the property.

     A finder's fee is payable equal to 10% of the cash value of all payments, share issues and expenditures made and to be made by the Company under the Timur Joint Venture agreement.

     The Company has made no expenditures relating to the property as at April 30, 1996.

     IRIAN JAYA, INDONESIA

     PUNCAK PROPERTY

     The Company has entered into an agreement to acquire a Contract of Work covering 10,380 hectares of mining claims.

     BRITISH COLUMBIA, CANADA

     WATSON BAR PROPERTY
     CLINTON MINING DIVISION

     The Company entered into a Joint Venture agreement dated April 15, 1996, whereby the Company can acquire a 50% interest in six mineral claims, by making option payments and incurring exploration expenditures as follows:

       Option            Exploration
     Payments           Expenditures           Date
    ----------          ------------           ----
        $                    $

        25,000              75,000           At signing
        50,000             125,000           First anniversary
        50,000             200,000           Second anniversary
        75,000             300,000           Third anniversary
       100,000             300,000           Fourth anniversary
    ----------          ----------
       300,000           1,000,000
    ----------          ----------
    ----------          ----------

     The Company can earn an additional 20% in the property by paying an additional $300,000 in option payments and incurring an additional $1,000,000 in exploration expenditures.

5.   SHARE CAPITAL

     Authorized share capital of the Company consists of 20,000,000 common shares with no par value.

                                                Price per   Number of
                                                  Share      Shares       Amount
                                                ---------  ----------   ----------
                                                     $                       $
     Issued and outstanding at April 30, 1992                       1            1

     Cash                                           0.25      886,144      221,536
                                                           ----------   ----------

     Issued and outstanding at April 30, 1993                 886,145      221,537
                                                           ----------   ----------

     Cash                                           0.25      836,156      209,038
                                                (2) 0.01      749,999        7,500
                                                           ----------   ----------

                                                            1,586,155      216,538
                                                           ----------   ----------

     Issued and outstanding at April 30, 1994               2,472,300      438,075

     Cash                                           0.25       72,000       18,000
                                                           ----------   ----------

     Issued at April 30, 1995                               2,544,300      456,075
                                                           ----------   ----------
     Issued for
       Cash                                     (1) 0.40    1,710,000      588,857
       Cash                                         0.48      300,000      144,000
       Commissions for sale of shares           (1) 0.40       30,000       12,000
       Exercise of stock options                    0.40       60,000       24,000
       Exercise of warrants                         0.40      221,250       88,500
                                                           ----------   ----------

                                                            2,321,250      857,357
                                                           ----------   ----------
     Issued at April 30, 1996                               4,865,550    1,313,432
                                                           ----------   ----------
                                                           ----------   ----------

     (1)  Proceeds are shown net of an aggregate $95,143 of share issue costs.
     (2)  Held in escrow.


5.   SHARE CAPITAL (continued)

     Director and employee stock options outstanding:

        Number of         Exercise           Expiry
         Shares            Price              Date
       ----------         --------          --------
                             $

          265,000           0.40            07/29/99
           75,000           0.58            02/07/99
       ----------
          340,000
       ----------
       ----------

     Share purchase warrants outstanding:

          Number of       Exercise          Expiry
           Shares          Price             Date
       ----------         --------          ------
                             $

          831,750    Two warrants + 0.40    11/22/96
          177,000           0.40            11/22/96
          300,000         0.48/0.55         04/11/98
       ----------
        1,308,750
       ----------
       ----------

6.   LOSS PER SHARE

     Loss per share has been calculated using the weighted-average number of shares outstanding during the year.

7.   COMPARATIVE FIGURES

     Certain accounts have been restated to conform to the current year's presentation.

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

     Under Canadian accounting principles in the Statement of Cash Flows all important aspects of financing and investing activities should be disclosed while under U.S. accounting principles, only those transactions that involve cash are included.

                                                                  1996
                                                                --------
                                                                    $

     Cash provided by financing activities (Cdn. GAAP)           897,957
     Shares issued for commissions for sale of shares            (12,000)
                                                                --------
     Cash provided by financing activities (US GAAP)             885,957
                                                                --------
                                                                --------

9.   JOINT VENTURE

     The Company's proportionate share of the Victorine Joint Venture balances and results included in the financial statements are summarized below.

                                           1996         1995
                                        ----------   ----------
                                             $            $

     ASSETS

     Current assets                             23       12,153
     Mineral properties                    248,564      213,107
     Reclamation deposits                    5,629        5,629
                                        ----------   ----------
                                           254,216      230,889
                                        ----------   ----------
                                        ----------   ----------

     LIABILITIES AND PARTICIPANTS' EQUITY

     Current liabilities                               974           1,318
     Participants' equity                          253,242         229,571
                                                ----------      ----------
                                                   254,216         230,889
                                                ----------      ----------
                                                ----------      ----------
     INTEREST INCOME                                     -              38
                                                ----------      ----------
     EXPENSES

     Foreign exchange (gain) loss                    4,109            (200)
     General and administrative                        360           3,077
                                                ----------      ----------
                                                     4,469           2,877
                                                ----------      ----------
     Net loss for the year                          (4,469)         (2,839)
                                                ----------      ----------
                                                ----------      ----------

10.  INCOME TAXES

     The Company has incurred non-capital losses which are available to be offset against future taxable income. The benefits of these non-capital losses are not reflected in these financial statements since there is no certainty that they will be realized.

11.  SEGMENTED INFORMATION

     Assets by geographic segment:

                                           1996        1995
                                        ----------  ----------
                                            $            $

       Canada                              423,230       2,319
       United States of America            341,372     304,014
       Indonesia                           251,710           -
                                        ----------  ----------
                                         1,016,312     306,333
                                        ----------  ----------
                                        ----------  ----------

12.  SUBSEQUENT EVENTS

     The Company advanced $100,000 to its joint venture partner towards exploration expenditures on the Watson Bar property.

     The Company made option payments of $52,575 and issued 20,000 common shares to its joint venture partners towards its earn-in on the Brey and Timur properties in Indonesia.

     The Company completed a private placement of 70,000 units at a price of $0.58 per unit for proceeds of $40,600, which amount had been received prior to the year end. Each unit is comprised of one common share and a warrant to purchase an additional share at a price of $0.58 during the first year and $0.67 during the second year.

     Stock options were exercised for 15,000 common shares at a price of $0.40 per share and 35,000 common shares at a price of $0.58 per share and warrants were exercised for 50,250 common shares at a price of $0.40 per share.

     The Company granted stock options to a director to purchase 40,000 common shares exercisable at a price of $1.20 per share prior to June 21, 1999.

                               STIRRUP CREEK GOLD LTD.
                            (A Development Stage Company)

                                 FINANCIAL STATEMENTS

                                   OCTOBER 31, 1996
                                   OCTOBER 31, 1995
                           (Expressed in Canadian Dollars)

NOTICE TO READER



We have compiled the balance sheet of Stirrup Creek Gold Ltd. as at October 31, 1996 and the statements of loss and deficit and cash flows for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.





CHARTERED ACCOUNTANTS

Vancouver, B.C.
December 17, 1996

                               STIRRUP CREEK GOLD LTD.
                            (A Development Stage Company)
                            BALANCE SHEETS AT OCTOBER 31,
                           (Expressed in Canadian dollars)

                                                       1996          1995

                                                          $           $

                                     A S S E T S

CURRENT

Cash                                                   6,162        1,237
Accounts receivable                                   13,178            -
Due from related parties                               2,400            -
Due for shares issued                                 99,426
                                                  ----------   ----------

                                                     121,166        1,237

RECLAMATION DEPOSITS                                  19,171        5,629
MINERAL PROPERTIES                                 1,073,334      331,887
                                                  ----------   ----------

                                                   1,213,671      338,753
                                                  ----------   ----------
                                                  ----------   ----------

                                L I A B I L I T I E S

CURRENT

Accounts payable                                      69,361      132,730
Due to related parties                               129,108       45,065
                                                  ----------   ----------

                                                     198,469      177,795
                                                  ----------   ----------

                        S H A R E H O L D E R S'  E Q U I T Y

SHARE CAPITAL
  Authorized:  20,000,000 shares no par value
  Issued:      5,272,634 shares
                (1995-4,044,300 shares)            1,569,432      456,075

DEFICIT - ACCUMULATED DURING THE
          DEVELOPMENT STAGE                         (554,230)    (295,117)
                                                  ----------   ----------

                                                   1,015,202      160,958
                                                  ----------   ----------

                                                   1,213,671      338,753
                                                  ----------   ----------
                                                  ----------   ----------

                           Unaudited - see Notice to Reader

                               STIRRUP CREEK GOLD LTD.
                            (A Development Stage Company)
                            STATEMENTS OF LOSS AND DEFICIT
                     FOR THE SIX MONTH PERIODS ENDED OCTOBER 31,
                           (Expressed in Canadian dollars)

                                                     1996         1995
                                                       $            $
REVENUE

Interest income                                        2,674           22
                                                   ---------    ---------
EXPENSES

Bank charges and interest                                150           35
Equipment rentals                                      1,651            -
Foreign exchange                                       8,285       (1,213)
Legal, accounting and audit                           21,875       40,649
Office and miscellaneous                              25,427         (136)
Rent                                                   5,623            -
Shareholder communications                            55,070            -
Travel and accommodations                              8,126            -
Trust and filing fees                                 16,308        5,174
Wages and benefits                                    44,360            -
                                                   ---------    ---------
                                                     186,875       44,509
                                                   ---------    ---------
NET LOSS FOR THE PERIOD                             (184,201)     (44,487)
DEFICIT - BEGINNING OF PERIOD                       (370,029)    (250,630)
                                                   ---------    ---------
DEFICIT - END OF PERIOD                             (554,230)    (295,117)
                                                   ---------    ---------
                                                   ---------    ---------
LOSS PER SHARE                                     $   (0.04)   $   (0.02)
                                                   ---------    ---------
                                                   ---------    ---------
WEIGHTED-AVERAGE SHARES OUTSTANDING                5,033,093    2,544,300
                                                   ---------    ---------
                                                   ---------    ---------

                           Unaudited - see Notice to Reader

                               STIRRUP CREEK GOLD LTD.
                            (A Development Stage Company)
                               STATEMENTS OF CASH FLOWS
                     FOR THE SIX MONTH PERIODS ENDED OCTOBER 31,
                           (Expressed in Canadian dollars)


                                                      1996         1995
                                                        $            $
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES

Net loss for the period                             (184,201)     (44,487)

Adjustments to reconcile net loss to cash
 provided by (used for) operating activities:
  Accounts receivable                                (73,322)       2,281
  Related parties                                     94,541       28,102
  Accounts payable                                    54,916       48,805
                                                    --------      -------
Net cash provided (used for)
 operating activities                               (108,066)      34,701
                                                    --------      -------
INVESTING ACTIVITIES

Reclamation deposits                                 (13,542)           -
Mineral property expenditures:
  Exploration costs                                 (442,968)     (33,518)
  Acquisition costs                                  (15,600)           -
                                                    --------      -------
Net cash used for investing activities              (472,110)     (33,518)
                                                    --------      -------
FINANCING ACTIVITIES

Liability to issue shares                            (40,600)           -
Issue of common shares
  Cash                                               240,400            -
  Mineral property acquisition                        15,600            -
                                                    --------      -------
Net cash provided for financing activities           215,400            -
                                                    --------      -------
INCREASE (DECREASE) IN CASH                         (364,776)       1,183
CASH - BEGINNING OF PERIOD                           370,938           54
                                                    --------      -------
CASH - END OF PERIOD                                   6,162        1,237
                                                    --------      -------
                                                    --------      -------
SUPPLEMENTARY INFORMATION:
Mineral property acquisition costs paid
by issuance of share capital                          15,600            -
                                                    --------      -------
                                                    --------      -------

                           Unaudited - see Notice to Reader
                               STIRRUP CREEK GOLD LTD.
                            (A Development Stage Company)
                         STATEMENTS OF MINERAL PROPERTY COSTS
                     FOR THE SIX MONTH PERIODS ENDED OCTOBER 31,
                           (Expressed in Canadian dollars)


                                                     1996          1995
                                                       $             $

DEFERRED ACQUISITION COSTS                           157,104            -
                                                   ---------      -------

DEFERRED EXPLORATION AND DEVELOPMENT COSTS

  Advance royalty payments                            18,117       17,125
  Assays                                                 800        3,917
  Camp and supplies                                        -            -
  Drilling                                            17,073            -
  Equipment                                            2,000            -
  Geological and geophysical                         254,922       12,476
  Property maintenance fees                            8,552            -
  Travel and accommodations                                -            -
                                                   ---------      -------

DEFERRED EXPLORATION AND DEVELOPMENT COSTS
INCURRED DURING THE PERIOD                           301,464       33,518
                                                   ---------      -------

MINERAL PROPERTY COSTS INCURRED DURING THE PERIOD    458,568       33,518

MINERAL PROPERTY COSTS - BEGINNING OF PERIOD         614,766      298,369
                                                   ---------      -------

MINERAL PROPERTY COSTS - END OF PERIOD             1,073,334      331,887
                                                   ---------      -------
                                                   ---------      -------

                           Unaudited - see Notice to Reader

                               STIRRUP CREEK GOLD LTD.
                                   QUARTERLY REPORT
                                   OCTOBER 31, 1996


SCHEDULE B:  SUPPLEMENTARY INFORMATION

(a)  DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES:

                                      April 30,               October 31,
                                        1996      Additions     1996
                                          $           $           $

     Deferred acquisition costs        322,887     157,104      479,991
                                       -------     -------    ---------

     Deferred Exploration costs:
       Advance royalty payments         50,054      18,117       68,171
       Assays                           16,927         800       17,727
       Camp and supplies                19,618           -       19,618
       Drilling                         44,150      17,073       61,223
       Equipment                         2,092       2,000        4,092
       Geological and geophysical      140,826     254,922      395,748
       Property maintenance fees         5,119       8,552       13,671
       Travel and accommodations        13,093           -       13,093
                                       -------     -------    ---------
                                       291,879     301,464      593,343
                                       -------     -------    ---------
                                       614,766     458,568    1,073,334
                                       -------     -------    ---------
                                       -------     -------    ---------

(b)  Aggregate expenditures made to parties not at arm's length:  NIL

2.   FOR QUARTER UNDER REVIEW:

(a)  Summary of securities issued during the period:

     Date of    Type of            Number of   Price Per     Total      Type of
      Issue      Issue               Shares      Share     Proceeds   Consideration
      -----      -----               ------      -----     --------   -------------
                                                   $          $
     10/18/96   Warrants             5,000       0.40        2,000        Cash
     10/28/96   Private placement  208,334       0.72      150,000        Cash
     10/29/96   Warrants             2,500       0.40        1,000        Cash
                                   -------                 -------
                                   215,834                 153,000
                                   -------                 -------
                                   -------                 -------

(b)  Summary of options granted during the period:

       Date          Number        Exercise         Expiry
     Granted       of Options       Price            Date
     -------       ----------      --------         ------
                                      $

     09/24/96       75,500           0.90          09/24/98

3.   AS AT THE END OF THE QUARTER:

(a)  Authorized share capital:             20,000,000 common shares
     Shares issued and outstanding:         5,272,634 common shares

                               STIRRUP CREEK GOLD LTD.
                                   QUARTERLY REPORT
                                   OCTOBER 31, 1996


SCHEDULE B:  SUPPLEMENTARY INFORMATION (continued)

3.   AS AT THE END OF THE QUARTER:

(b)  Summary of options, warrants and convertible securities outstanding:

     Summary of options outstanding:

             Number         Exercise       Expiry
          Outstanding        Price          Date
          -----------        -----          -----
                               $

            225,000            0.40       07/29/99
             40,000            0.58       02/07/99
             40,000            1.20       06/21/99
             75,500            0.90       09/24/98
            -------
            380,500
            -------
            -------


     Summary of share purchase warrants outstanding:

             Number           Exercise         Expiry
          Outstanding          Price            Date
          -----------          -----            -----
                                 $

            815,500      2 warrants + 0.40     11/22/96
            127,000            0.40            11/22/96
            300,000          0.48/0.55         04/11/98
             70,000          0.58/0.67    04/22/97 / 04/22/98
            208,334          0.72/0.83    10/11/97 / 10/11/98
          ---------
          1,520,834
          ---------
          ---------

(c)  Number of common shares held in escrow:          750,000
     Number of common shares subject to pooling:          NIL

(d)  Directors:     John Fisher              Larry Reaugh
                    Ronald Morehead          Leanne Reaugh
                    Elston Johnston          Garth Dorman